Sub-Item 77I: Terms of new or amended securities

At its March 30, 2018 Special Meeting of the Board of Trustees, the Board approved the termination of the Elkhorn Fundamental Commodity Strategy ETF and the Elkhorn Commodity Rotation Strategy ETF, each an additional series of Elkhorn ETF Trust (the "Trust").